Exhibit 3.3

CERTIFICATE OF INCORPORATION

OF

FORBES ENERGY CAPITAL INC.

FIRST. The name of the Corporation is Forbes Energy Capital Inc.

SECOND. The street address of the initial registered office of the Company is 615 South DuPont Highway, City of Dover, County of Kent, Delaware 19901 and the name of its initial registered agent is Capitol Services, Inc.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH. The aggregate number of shares which the Corporation shall have authority to issue is one thousand (1,000) shares of the par value of $0.01 per share, all of which shall be designated as “Common Stock.”

FIFTH. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

SIXTH. (a) The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is or was a director, officer, incorporator, member, employee, trustee or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, incorporator, member, employee, trustee or agent at the request of the Corporation or any predecessor to the Corporation.

(b) Neither any amendment nor repeal of this Article SIXTH, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this Article SIXTH, shall eliminate or reduce the effect of this Article SIXTH, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article SIXTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

SEVENTH. No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision does not eliminate the liability of the director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 if the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit. For purposes of the first sentence of this Article SEVENTH, the term “damages” shall, to the extent permitted by law, include, without limitation, any judgment, fine, amount paid in settlement, penalty, punitive damages, excise or other tax assessed with respect to an employee benefit plan, or expense of any nature (including, without limitation, counsel fees and disbursements). Each person who serves as a director of the Corporation while this Article SEVENTH is in effect shall be deemed to be doing so in reliance on the provisions of this Article SEVENTH, and neither the amendment or repeal of this Article SEVENTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article SEVENTH, shall apply to or have any effect on the liability or alleged liability of any director or the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. The provisions of this Article SEVENTH are cumulative and shall be in addition to and independent of any and all other limitations on or eliminations of the liabilities of directors of the Corporation, as such, whether such limitations or eliminations arise under or are created by any law, rule, regulation, Bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

EIGHTH. From and after the date of filing the Certificate of Incorporation until the day following the day on which a majority of the outstanding voting securities of the Corporation are not owned of record by a single person or entity (such person or entity being hereinafter referred to as the “Parent”), the Corporation hereby renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any and all business opportunities that are offered to or become available to the Parent, and the Parent may take or accept any or all such business opportunities without first offering any of such business opportunities to the Corporation and without first offering the Corporation an opportunity to participate in any such business opportunities.

NINTH. The number of directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. The name and mailing address of the person who is to serve as the sole initial director of the Corporation until the first annual meeting of the stockholders or until his successor is elected and qualifies is as follows:

Name	Address
John E. Crisp	3000 South Business Highway 281
Alice, TX 78332

TENTH. The powers of the incorporator shall terminate upon the filing of this Certificate of Incorporation. The name and address of the incorporator is R. Clyde Parker, Jr., Winstead PC, 600 Town Center One, 1450 Lake Robbins Drive, Suite 600, The Woodlands, Texas 77380.

ELEVENTH. The effective date and time of this Certificate of Incorporation shall be January 1, 2008 at 12:01 a.m. Eastern Standard Time.

IN WITNESS WHEREOF, I have hereunto set my hand this 27th day of December, 2007.

/s/ R. Clyde Parker, Jr.
R. Clyde Parker, Jr.